Reply to the Attention of	Michael H. Taylor
Direct Line	604.691.7410
Email Address	michael.taylor@mcmillan.ca
Our File No.	62128V-298756
Date	August 3, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Charles Eastman and Claire Erlanger

Dear Charles and Claire:

Re:	West Fraser Timber Co. Ltd.

Form 40-F for the Year Ended December 31, 2022

SEC File No. 1-39974

We are legal counsel to the Company and are writing to you in such capacity in response to Staff’s comment letter dated August 1, 2023 (the “Comment Letter”) with respect to the annual report on Form 40-F for the fiscal year ended December 31, 2022 filed on February 14, 2023 (the “Original Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”), and the Amendment No. 1 to the Original Form 40-F filed July 21, 2023.

On behalf of the Company, we provide below the Company’s response to the comments made in the Comment Letter:

Form 40-F/A Amendment No 1 filed July 21, 2023

Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

A.

We note your response to our comment number 1 and re-issue the comment in part. We note that the exhibits still do not include the introductory language in paragraph 4 referring to establishing and maintaining internal control over financial reporting. Refer to Regulation S-K Item 601(b)(31)(i) for the exact wording of the certifications. Please revise accordingly.

In response to Staff’s comment, the Company has filed an Amendment No. 2 to the Original Form 40-F (the “Amendment No. 2 to Form 40-F”) which, consistent with Staff’s comment, is comprised of:

1.	the cover page to Form 40-F,

2.	an explanatory note providing an explanation as to the filing;

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August 3, 2023

3.	the signature page to Form 40-F;

4.	an updated Exhibit list; and

5.

updated CEO and CFO Section 302 certifications that have been revised to include the following underlined language in the introductory language to paragraph 4, which, as Staff has noted, was not included in the updated certifications filed with the Amendment No. 1 to Form 40-F:

“4. The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:”

Should you have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer by phone or email.

Yours truly,

/s/ Michael H. Taylor
Michael H. Taylor*

*	Law corporation

cc:	Mr. Christopher Virostek, Chief Financial Officer

West Fraser Timber Co. Ltd.

Ms. Shannon Webber, Vice-President, General Counsel

West Fraser Timber Co. Ltd.